HIPSO MULTIMEDIA, INC.

550 Chemin du Golf, Suite 202
Iles des Soeurs
Quebec, Canada H3E 1A8

Tel: 514-380-5353 – Fax: 514-38--5860

January 7, 2010

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Scott Hodgdon, Staff Attorney

Mail Stop 3720

RE: Hipso Multimedia, Inc.

File No. 333-131599
Form 10-K/A for the year ended November 30, 2008
Filed October 8, 2009

Form 10-Q/A for period ended February 28, 2009
Filed October 8, 2009

Form 10 Q/A for period ended May 31, 2009
Filed October 8, 2009

Form 10-Q for period ended August 31, 2009
Filed October 15, 2009

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated December 18, 2009, with respect to the above-referenced Exchange Act reports of Hipso Multimedia, Inc. (the “Company”).

Form 10K/A for the period ended November 30, 2008

Forward-Looking Statements and Associated Risks

Response 1. This is to confirm that in all future filings under the Exchange Act, we will remove all references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act.

Item 1. Description of Business

Response 2. In future filings we will reflect the date of June 2, 2008 as the date of acquisition of Valtech Communications.

Response 3. In future filings we will include the discussion set forth in our December 8, 2009 response letter to prior comment 9. We will also disclose whether we have digital TV programming contracts or broadcast distribution agreements.

Item 7. Management's Discussion and Analysis and Results of Operations and Financial

Conditions

Response 4. In future filings we will quantify the changes in customers from period to period and identify customers that generated more than 10% of our revenues in each year. We will also disclosure revenues attributable to each material customer and revenues attributable to related parties. We will also disclose the our free installation status and how it has impacted our results.

Item 13. Certain Relationships and Related Transactions and Director Independence

Response 14. In future filings we shall provide all the disclosure required by Item 404(a)(5) of Regulation S-K, and specifically disclosure regarding amounts outstanding as of the latest practicable date, the amount of principal paid during the fiscal year and the rate or amount of interest payable on the indebtedness.

Item 14. Principal Accounting Fees and Services

Response 6. This is to confirm that our board of directors appointed KBL,

LLP as our independent public accountant for the fiscal years ended November 30, 2008 and 2007, on July 3, 2009.

Section 16(a) Compliance

Response 7. In future filings we will identity each director, officer and beneficial owner of more than 10% of any class of equity securities that failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the prior fiscal year, including the number of late reports for each such person.

Form 10-Q for the period ended August 31, 2009.

Response 8. We will refile the material contract with the referenced customer in English.

The Company acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings,
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rene Arbic

President, Chief Executive Officer